THE VERONA FIRM PLLC P.O. Box 18191 Tampa, Florida 33679	(813) 258-0852 brett@theveronafirm.com TheVeronaFirm.com

December 11, 2024

Mr. Nicholas O’Leary

US Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

RE: EOS, Inc., Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2023

File No. 000-55661

Mr. O’Leary:

Below please find our response to your questions and comments posed in your correspondence of November 19, 2024. We have revised the 10-K and will be uploading it accordingly.

1. At the onset of Part I, please disclose prominently that you are a Nevada holding company with operations conducted by your subsidiaries. In addition, please provide early in the Business section a diagram of your company’s structure.

Response: We have revised the filing accordingly.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Also disclose that regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or foreign exchange.

Response: The Company is headquartered in Taiwan, not in China, though the Company was previously based in Hong Kong. While the Company’s was previously undertaking most of its business in Hong Kong, in recent years it has shifted to the Taiwan market. Additionally, although Hong King is part of China, its legal system is different from that of China. Management believes that the Hong Kong government does not restrict Hong Kong residents from purchasing products from the Company. However, we have made some revisions to the Risk Factors in the filing.

3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China.

Response: This has been clarified in the document.

4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

Response: All of the business of the Company is contracted through its subsidiary Emperor Star International Trade Co., Ltd. All funds from their operations are maintained in their bank account, and used for their operations. They make no transfers to any other subsidiaries nor to the parent company, EOS, Inc., so there are no tax ramifications from making transfers. There are no restrictions on foreign exchange or our ability to transfer cash between entities nor across borders, we have just not done so. We do not currently have cash management policies in place that dictate how funds are transferred.

5. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: Our auditors are headquartered in Singapore, this will not affect them, and they are inspected by PCOAB regularly.

6. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Revise to disclose if you relied on the opinion of counsel to reach the conclusion that you do or do not need CSRC or CAC approval. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: While we hold a controlling interest in Shanghai Maosong Co., Ltd., through our subsidiary EOS International, Inc., this company has no operations and Counsel has indicated that these regulations do not apply to us.

7. We note your statement on page 8: "it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States." Please revise to state whether this includes judgments based upon the U.S. Federal securities laws, and whether this includes judgments against you or your directors and officers or both. Additionally, please revise to describe an investor's ability to effect service of process within the United States on you or your directors and officers and an investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against you or your directors and officers based upon the U.S. Federal securities laws.

Response: The filing has been revised accordingly.

8. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: The Chinese government does not have oversight nor control of our business, as we are not based in China. However, our subsidiary, EOS International, Inc. does own a controlling interest in Shanghai Maosong Co., Ltd., which is based in China, but which is not currently operating. We have sales generated in Hong Kong, but our business is not based there. The filing has been revised to add these as additional Risk Factors in an abundance of caution, however.

9. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: While we hold a controlling interest in Shanghai Maosong Co., Ltd., through our subsidiary EOS International, Inc., this company has no operations, and its securities are not listed on a foreign exchange, so this would have no impact on our business or securities. Additionally, while these regulations would not impact our business, our Counsel has indicated that we are in compliance with these regulations.

10. We note your response to prior comment 2. Your disclosure on pages 22-23 refers to Zongjiang He as "acting CFO" and He-Siang Yang as "Chief Financial Officer." Please revise to clarify which of these individuals is your current Chief Financial

Officer.

Response: He-Siang Yang is the Chief Financial Officer. Unfortunately, He-Sing Yang was ill for a while, and Zongjiang He was temporarily appointed as the acting Chief Financial Officer in his absence. Zongjiang He submitted his resignation letter as the acting Chief Financial Officer on November 18, 2024, to be effective as of December 18, 2024.

If you have any questions, or need anything further, please do not hesitate to contact me.

Kind regards.

Brett Verona